FUNDOPOLIS SECURITIES, LLC

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Registered Public Accountant's Report Thereon

For the Year-Ended December 31, 2023

FINANCIAL STATEMENTS, FORM X-17A-5, PART III,
SUPPLEMENTAL INFORMATION, AND
REPORTS OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2023

CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-70362

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Fundopolis Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

10 Converse Place, 2nd Fl Ad Meliora Suite
(No. and Street)

Winchester	MA	01890
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Gary Cuccia	732-713-9607	gary@finopcfo.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Morris & Morris, P.C.
(Name – if individual, state last, first, and middle name)

32 Kearney Rd	Needham Heights	MA	02494
(Address)	(City)	(State)	(Zip Code)

1/6/2010	4066
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, [illegible], swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of [illegible] Securities LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Notary Public State of Florida
[illegible]
My Commission [illegible]
Expires [illegible]

02 · 23 · 2024

Notary Public

Signature: [signature]

Title: [illegible]

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☒ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



MORRIS & MORRIS, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

April 2, 2024

TO THE DIRECTORS AND EQUITY OWNER OF
FUNDOPOLIS SECURITIES, LLC
10 Converse Place
Winchester, MA 01890

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Fundopolis Securities, LLC (the "Company") as of December 31, 2023, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

32 Kearney Road • Needham Heights, MA 02494 • (781) 455-6900 • Fax (781) 455-6902



The CPA. Never Underestimate the Value.℠



MORRIS
MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm
(Continued)

TO THE DIRECTORS AND EQUITY OWNER OF
FUNDOPOLIS SECURITIES, LLC
April 2, 2024
Page 2

Supplemental Information

The information contained in The Computation of Net Capital Under Rule 15c 3-1 of the Securities and Exchange Commission ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Morris + Morris, P.C.

Morris & Morris, P.C.
Certified Public Accountants
We have served as the Company's auditor since 2020.
Needham Heights, MA 02494

AICPA
The CPA.
Never Underestimate
the Value.™

FUNDOPOLIS SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2023

ASSETS

Cash	$	11,979
Prepaid expenses and other assets		15,630
TOTAL ASSETS	$	27,609

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accrued expenses and other liabilities	$	577
TOTAL LIABILITIES		577
MEMBERS EQUITY		27,032
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	27,609

The accompanying notes are an integral part of these financial statements.

5

FUNDOPOLIS SECURITIES, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2023

REVENUES		
Placement and Advisory Fees	$	-
TOTAL REVENUES		-
EXPENSES		
Occupancy and equipment expenses		4,000
Regulatory Fees		23,161
Technology		12,215
Professional fees		40,833
Other expense		1,690
TOTAL EXPENSES		81,899
NET LOSS	$	(81,899)

The accompanying notes are an integral part of these financial statements.

FUNDOPOLIS SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2023

BALANCE - BEGINNING OF YEAR	$	32,985
Net LOSS		(81,899)
Contributions		76,746
Distribution		(800)
BALANCE - END OF YEAR	$	27,032

See accompanying notes to the financial statements.

FUNDOPOLIS SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2023

OPERATING ACTIVITIES	
Net loss	$ (81,899)
Adjustments to reconcile net income to net cash used in operating activities:	
Decrease in operating assets:	
Prepaid expenses and other assets	1,586
Increase/(Decrease) in operating liabilities:	
Payable to affiliate	(1,927)
Accrued expenses and other liabilities	577
TOTAL ADJUSTMENTS	236
NET CASH USED IN OPERATING ACTIVITIES	(81,663)
FINANCING ACTIVITIES	
Member contributions	76,746
Member distribution	(800)
NET CASH PROVIDE BY FINANCING ACTIVITIES	75,946
NET DECREASE IN CASH AND CASH EQUIVALENTS	(5,717)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	17,696
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 11,979

See accompanying notes to the financial statements.

FUNDOPOLIS SECURITIES, LLC
Notes to Financial Statements
For the Year Ended December 31, 2023

NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Note 1: **Organization and Nature of business**

Nature of Operations - Fundopolis Securities LLC was formed in May 2019 and is a Delaware limited liability company. The Company is a broker-dealer which acts as a placement agent in connection with private placement transactions. The Company is a Member of the Financial Industry Regulatory Authority (FINRA) pursuant to its Membership Agreement dated June 2020. The Company is a Member of the Securities Investor Protection Corp. (SIPC). The Company is a wholly owned subsidiary of Fundopolis LLC (the Parent).

Note 2: **Summary of significant accounting policies**

Method of Accounting -The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, as established by the Financial Accounting Standards Board (FASB), utilizing the accrual-basis of accounting.

Cash and Cash Equivalents - Includes deposits with a maturity of three months or less.

Income Taxes - The Company is a Limited Liability Company. Accordingly, net income is allocated and taxed to the individual member. No income tax provision has been included in the determination of net income.

The Company follows the provisions of *Accounting for Uncertainty in Income Taxes* as provided for in the *Income Taxes* topic of the FASB Accounting Standards Codification. This statement clarifies the criteria that an individual tax position must satisfy for some or all of the benefits of that position to be recognized in an entity's financial statements. It also prescribes a recognition threshold of more likely-than-not, and a measurement attribute for all tax positions taken or expected to be taken on a tax return, in order for those tax positions to be recognized in the financial statements. There was no cumulative effect on the Company's financial statements related to following these provisions, and no interest or penalties related to uncertain tax positions were accrued. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for tax periods in progress.

Commission Revenue - Commissions earned in connection with private placements are recognized at the closing of funds raised delivery of funds to the Issuer. The Company has adopted Accounting Standards Codification (ASC) 606 which established a new single revenue framework to recognize revenue from contracts with customers and offers expanded disclosures for revenue transactions.

Use of Estimates - In preparing financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments - The carrying amount of any financial instruments, including cash, prepaids, other current assets, accounts payable, and accrued expenses, approximate fair value due to the short maturity of these instruments.

Other Assets - Included in other assets are the Company's FINRA Year 2023 Annual Renewal payment which is amortized in $1/12^{th}$ increments on a monthly basis.

Subsequent events - The Company has evaluated subsequent events through April 2, 2024 which is the date the financial statements were available to be issued.

Note 3: Net capital requirements

The Company is subject to the Securities and Exchange Commission (SEC) Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. On December 31, 2023, the Company had net capital of $11,402, which was $6,402 in excess of its required net capital of $5,000. The Company's net capital ratio was 5.05 to 1. on December 31, 2023.

Note 4: Concentration of credit risk

Cash - The Company maintains cash balances at a financial institution insured by the Federal Deposit Insurance Corporation. There were no uninsured cash balances on December 31. 2023.

Note 5: Statement of cash flows

For the year ended December 31, 2023, the Company did not have any significant non-cash investing or financing activities.

Note 6: Securities Exchange Act (SEA) Exemption

The Company is not claiming an exemption from SEA 15c3-3, in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. In order to avail itself of this option, the Company has represented that it does not, and will not, hold customer funds or securities, and that its business activities are, and will remain, limited to the Private Placements of Securities.

FUNDOPOLIS SECURITIES, LLC

Schedule 1 Computation of Net Capital Under SEC rule 15c3-1

December 31, 2023

MEMBERS' EQUITY	$	27,032
LESS NON-ALLOWABLE ASSETS		15,630
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES		11,402
LESS HAIRCUTS		-
NET CAPITAL		11,402
REQUIRED NET CAPITAL (GREATER OF $5,000 OR 6 2/3% OF AI)		5,000
EXCESS NET CAPITAL		6,402
AGGREGATE INDEBTEDNESS		577
AGGREGATE INDEBTEDNESS TO NET CAPITAL		5.06%

Reconciliation with Company's computation included in Part II of Form X-17A-5 as of
December 31, 2023

Net Capital as reported in the Company's Part II (unaudited) FOCUS report as amended	$11,402
Net Capital per above	$11,402

There are no material differences between the above calculation and calculation included
in the Company's most recent FOCUS Report filed as of December 31, 2023.

See Report of Independent Registered Public Accounting Firm







MORRIS & MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION REPORT

April 2, 2024

TO THE DIRECTORS AND EQUITY OWNER OF
FUNDOPOLIS SECURITIES, LLC
10 Converse Place
Winchester, MA 01890

We have reviewed management's statement, included in the accompanying Assertion Regarding Exemption Report under Exchange Act Rule 15c3-3, in which (1) Fundopolis Securities, LLC did not claim an exemption under paragraph (k) of 17 C.F.R. §240 15c3-3, and (2) Fundopolis Securities, LLC is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to private placement of securities. In addition, Fundopolis Securities, LLC did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers throughout the most recent fiscal year ended December 31, 2023, without exception. Fundopolis Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon Fundopolis Securities, LLC's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. the conditions set forth in Footnote 74 of the SEC Release No. 34-70073 §240.17a-5, and related SEC Staff Frequently Asked Questions.

Morris & Morris, P.C.
Certified Public Accountants

32 Kearney Road • Needham Heights, MA 02494 • (781) 455-6900 • Fax (781) 455-6902

AICPA
The CPA. Never Underestimate the Value.℠

Fundopolis Securities, LLC

Assertations Regarding Exemption Provisions

I, as Financial and Operations Principal of Fundopolis Securities, LLC (the "Company") am responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities and Exchange Commission (SEC) and the broker or dealers designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

To the best of its knowledge and belief, the Company states the following

1. The Company is not claiming an exemption from SEA 15c3-3, in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. In order to avail itself of this option, the Company has represented that it does not, and will not, hold customer funds or securities, and that its business activities are, and will remain, limited to the Private Placements of Securities.

2. The Company has met the identified exemption provisions in its FINRA Membership Agreement dated June 8, 2020 throughout the most recent fiscal year without exception.

Fundopolis Securities,

LLC Name of Company

I,_John O'Keefe_, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: CEO

Date: December 31, 2023